UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Mercurity Fintech Holding Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

58936H 109(1)

(CUSIP Number)

Tuo Su
Room 505, Building No. 23, Yijuyuan
Pengjiang District, Jiangmen, Guangdong Province
People’s Republic of China
Phone: +86 13716053592

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Universal Hunter (BVI) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

150,825,600
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

150,825,600
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,825,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(2) Calculated based on the number in Row 11 above divided by 2,960,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of May 20, 2020 after the Closing I of the Private Placement (as defined below), as disclosed in the Share Purchase Agreement (as defined below).

CUSIP No. 58936H 109	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuo Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

150,825,600
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

150,825,600
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,825,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%(3)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(3) Calculated based on the number in Row 11 above divided by 2,960,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of May 20, 2020 after Closing I of the Private Placement (as defined below), as disclosed in the Share Purchase Agreement (as defined below).

CUSIP No. 58936H 109	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (“Ordinary Shares”) of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China.

The Issuer’s American depositary shares, each representing three-hundred and sixty Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “MFH.” The Reporting Persons (as defined below) only beneficially own the Ordinary Shares.

Item 2. Identity and Background.

(a) This statement of beneficial ownership on Schedule 13D is being filed jointly by Mr. Tuo Su and Universal Hunter (BVI) Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.2.

(b) The principal business address of the Reporting Persons is Room 505, Building No. 23, Yijuyuan, Pengjiang District, Jiangmen, Guangdong Province, People’s Republic of China.

(c) Mr. Tuo Su is a citizen of the People’s Republic of China. His principal occupation is merchant. Universal Hunter (BVI) Limited is a company incorporated under the laws of the British Virgin Islands. Universal Hunter (BVI) Limited is an investment holding company wholly owned by Mr. Tuo Su.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a).

Item 3. Source or Amount of Funds or Other Consideration.

On May 19, 2020, the Issuer and Universal Hunter (BVI) Limited (“Universal Hunter”), an exempted company with limited liability incorporated under the laws of the British Virgin Islands and an existing shareholder of the Issuer, entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which Universal Hunter will acquire 300,000,000 newly issued Ordinary Shares of the Issuer for US$1 million (the “Private Placement”) in cash. Upon the Closing I (as defined in the Share Purchase Agreement) of the Private Placement on March 20, 2020, the Issuer issued 90,000,000 Ordinary Shares to Universal Hunter for US$300,000 in cash. As a result, Universal Hunter currently holds in the aggregate 150,825,600 Ordinary Shares of the Issuer.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.1, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons originally held approximately 2.12% of the Issuer’s outstanding Ordinary Shares and, pursuant to the Share Purchase Agreement, acquired additional 2.98% of the Issuer’s outstanding Ordinary Shares upon the Closing I on May 20, 2020 for investment purposes. Pursuant to the Share Purchase Agreement, Universal Hunter will acquire additional 210,000,000 Ordinary Shares for US$700,000 in cash no later than November 18, 2020, subject to certain customary closing conditions. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, Universal Hunter, as a shareholder of the Issuer, may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to his investment in the Issuer.

CUSIP No. 58936H 109	Page 5 of 7 Pages

Although the Reporting Persons have no present agreement to acquire additional securities of the Issuer other than the 210,000,000 Ordinary Shares to be acquired upon the Closing II (as defined in the Share Purchase Agreement), they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 2,960,659,129 Ordinary Shares (excluding 36,249,120 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of May 20, 2020 after the Closing I of the Private Placement, as disclosed in the Share Purchase Agreement.

Except as disclosed in this Statement, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Persons did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 58936H 109	Page 6 of 7 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Share Purchase Agreement, dated as of May 19, 2020, by and between Mercurity Fintech Holding Inc. and Universal Hunter (BVI) Limited

99.2	Joint Filing Agreement by and between Tuo Su and Universal Hunter (BVI) Limited

CUSIP No. 58936H 109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

Tuo Su

/s/ Tuo Su